Exhibit 99.1

ASX ANNOUNCEMENT

28 July 2023

Shareholder communication on the De-listing process

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (“Bionomics” or the “Company”), a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need, refers to its Announcement released to the ASX on 25 July 2023 titled “Bionomics announces voluntary delisting”.

In accordance with ASX Listing Rules 3.17, please find attached the copies of the following documents being sent to Shareholders today:

•
a letter giving information about the de-listing process and the options available to Shareholders, and
•
an ADS Conversion Facility Election Form.

Released on authority of the Company Secretary.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms. Suzanne Irwin Company Secretary CoSec@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc. (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Bionomics’s pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels being developed for CNS conditions of high unmet need.

www.bionomics.com.au

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740